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                                                                    EXHIBIT 20.1

FOR RELEASE AT 5:00 A.M. P.S.T

NASDAQ: CLIC
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Contacts:
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
Calico Commerce, Inc.                                      Horn Group, Inc.
Marian Chabansky                                           Cindy McHugh
408-278-7345                                               415-905-4010
mchabansy@calico.com                                       cmchugh@horngroup.com
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             CALICO SHARPENS FOCUS ON INTERACTIVE SELLING SOLUTIONS
                        BY DIVESTING MARKETPLACEBUSINESS


SAN JOSE, CALIF. - MARCH 21, 2001- Calico Commerce, Inc. (Nasdaq: CLIC), a leading provider of software that enables corporations to sell over the Web, today announced the sale of its Market Maker business to Digital River, Inc. The deal has an initial value of approximately $7.8 million based on Calico's receipt of approximately 1.6 million shares of Digital River's common stock at its price at the close of market on March 20, 2001. It will allow Calico to focus its efforts on Interactive Selling Solutions, its core market, and will strengthen its financial position, through sales of the Digital River shares and a reduced level of operating expenses. Calico's right to sell the Digital River shares is restricted such that it may only sell a portion of the shares in each of the three quarters after Digital River has registered the shares.

Calico and Digital River also announced an OEM relationship through which Calico can resell licenses of the Market Maker product and Digital River can resell Calico's Advisor and Price Point capabilities in a hosted environment worldwide. As part of this agreement, Calico has been appointed exclusive master distributor for Market Maker in Japan.

The agreement will be accounted for as a purchase transaction. Digital River is acquiring the Market Maker product and the software, engineers, sales and marketing staffs associated with Market Maker and customers who use Market Maker as a stand-alone application, in exchange
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for the issuance to Calico of approximately 1.6 million shares of Digital
River's common stock. In addition, pursuant to an earn-out, Calico may earn additional common stock based on the revenues generated by both companies on sales of Market Maker over the next 13 months.

"Calico is focused on providing best-of-breed Interactive Selling Solutions to its enterprise customers," said Alan Naumann, CEO and President of Calico Commerce. "Last year we moved our entire application suite to a standards-based, J2EE platform, to provide our customers best-of-breed solutions that leverage the expertise of leaders such as BEA, and now Digital River. Calico's customers will benefit from Digital River's deep eCommerce expertise as a result of our OEM agreement with Digital River, while we focus our efforts on our core configuration, recommendation and pricing solutions utilized by industry leading companies that include Cisco, GE Capital, Honeywell, Best Buy and Nortel Networks. In short, we are focused on streamlining our operations, and realigning around our core competency; Interactive Selling Solutions," said Naumann.

The sale of the Market Maker business provides Calico with continued revenue potential, through the OEM agreement, and cash from the sale of Digital River stock, which yesterday closed at $4.81 per share. In addition, Calico expects to be able to reduce cash operating expenses for the coming fiscal year by approximately $4 million. Substantially all of this expense reduction is for salary and benefit costs for people associated with the Market Maker business. In addition to reducing cash expenses, the ongoing amortization of goodwill expense will decrease by approximately $7.7 million per quarter, as Calico will write-off goodwill associated with the Market Maker product in its quarter ended March 31,2001. The total amount of goodwill to be expensed is approximately $64 million.

Calico will be holding a conference call/webcast today, March 21, 2001, at 9:00 a.m. PST, hosted by Alan Naumann, to review the transaction with Digital River and to provide a high level overview of its impact on the quarter ending March 31, 2001 and on fiscal year 2002.

The call is open to the public and you may participate by dialing 415-908-4719 on Wednesday, March 21 ten minutes prior to the call. It will also be accessible via Calico's website at http://www.calico.com. A replay of the call will be available at the website for 7 days. All
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remarks made during the conference call will be current at the time of the briefing and will not be updated to reflect subsequent material developments.

There will be a second conference call for industry analysts that will take place today, March 21, 2001, at 11:00 a.m. PST. This call will be accessible by webcast at Calico's website at http://www.calico.com.

ABOUT CALICO COMMERCE, INC.

Calico Commerce, Inc. (Nasdaq: CLIC) develops and delivers interactive selling solutions for Global 2000 companies to sell more effectively through every channel. Calico's eBusiness solutions drive significant bottom-line benefits to customers and build competitive advantage by improving sales productivity and eliminating the costs of inaccurate orders. Calico's solutions enable customers to streamline the sale of complex products, execute real-time pricing, and manage quote and order processes via the Web, thus delivering a unique experience to users through multiple channels. Calico's customers include global leaders in high technology and industrial manufacturing, telecommunications services, financial services, and retail. Calico Commerce, Inc., headquartered in San Jose, Calif., can be found on the World Wide Web at www.calico.com.


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The matters discussed in this news release may contain projections or other forward-looking statements regarding future events or the future financial performance of Calico Commerce, Inc. that involves risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future events or results. Factors that could cause or contribute to such differences include, but are not limited to: the ability of Digital River to file a registration statement covering the shares received by Calico, the ability to liquidate the shares received from Digital River at the price of the shares on the date the transaction was closed, risks surrounding the successful sale of the Market Maker assets by Digital River and Calico and the ability of Calico to earn the additional consideration through the earn out provisions of its asset purchase agreement with Digital River, the integration of the Market Maker business into Digital River, the ability of Digital River and Calico to cross-sell their respective solutions to their respective customers and across different industries, and other factors and risks associated with Calico's business in general, as discussed in our filings with the Securities and Exchange Commission, including our reports on Form 10-K and Form 10-Q, as amended, available online at http://www.sec.gov. All forward-looking statements are based on information available to us on the date hereof, and we assume no obligation to update such statements.